September 27, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1090

Attention: Paul Fischer and Celeste M. Murphy

Re:	Superconductor Technologies Inc.

Registration Statement on Form S-1

Filed September 10, 2019

File No. 333-233693

Ladies and Gentlemen:

On behalf of Superconductor Technologies Inc., a Delaware corporation (the “Company”), we are hereby providing the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter (the “Comment Letter”) to Jeffrey A. Quiram, Chief Executive Officer of the Company, dated September 25, 2019, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For convenience of reference, the Staff’s comments contained in the Comment Letter are reprinted below in italicized, bold type, and are followed by the response of the Company.

Registration Statement on Form S-1, file no. 333-233693

Registration Cover Page, page i

STAFF COMMENT:

1. Please revise your prospectus cover page to confirm that no minimum number of units need be sold for the offer to close

COMPANY RESPONSE:

The Company respectfully advises the Staff that it has added disclosure to the cover page and pages 8 and 28 of Amendment No. 1 to the Registration Statement, filed on or about the date hereof (“Amendment No. 1”) to address the Staff’s comment.

Other Assets and Investments, page 5

STAFF COMMENT:

2. We note that you generated no revenues in the first six months of 2019. We also note that you are awaiting release of phase 2 funding under the contract awarded by the U.S. Department of Energy for its Next Generation Electric Machine (NGEM) program. Please revise to provide more fulsome disclosure regarding sources and timing of future revenues, including quantification of revenues expected to be received upon release of the phase 2 funding, as well as expectations of commercial product revenues related to the production and sales of Conductus wire as discussed at page 6 under “Manufacturing.”

COMPANY RESPONSE:

The Company respectfully advises the Staff that it has added disclosure on pages 5 and 6 of Amendment No. 1 to address the Staff’s comment.

*                *                 *

We thank the Staff for its attention to the Company’s filing. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 310-284-5653 or Matt O’Loughlin at 310-284-5654.

Very truly yours,

Proskauer Rose LLP
/s/ Ben Orlanski
Ben Orlanski

CC:	Jeff Quiram, Superconductor Technologies, Inc.

Bill Buchanan, Superconductor Technologies, Inc.

Matthew S. O’Loughlin, Esq., Proskauer Rose LLP

Charles E. Phillips, Esq. Ellenoff Grossman & Schole LLP

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